Exhibit 4(a)

MERRILL LYNCH & CO., INC.

2010 PERFORMANCE YEAR DEFERRED COMPENSATION PLAN

DATED NOVEMBER 9, 2009

THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT

HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

MERRILL LYNCH & CO., INC.

2010 PERFORMANCE YEAR DEFERRED COMPENSATION PLAN

ARTICLE 1

GENERAL

1.1	Purpose and Intent.

This Plan is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated associates within the meaning of Title I of ERISA, and all decisions concerning who is to be considered a member of that select group and how this Plan shall be administered and interpreted shall be consistent with this intention.

1.2	Definitions.

For the purpose of the Plan, the following terms shall have the meanings indicated.

“Account” means the notional account established on the books and records of ML & Co. for each Participant to record the Participant‘s interest under the Plan.

“Account Balance” means, as of any date, the Deferred Amounts credited to a Participant’s Account, adjusted in accordance with Section 3.4 to reflect the performance of the Participant‘s Selected Benchmark Return Options, the Annual Charge, the Debit Balance (if any), any adjustments in the event of a Capital Call Default, and any payments made from the Account under Article V to the Participant prior to that date.

“Adjusted Compensation” means the financial advisor incentive compensation, account executive incentive compensation or estate planning and business insurance specialist incentive compensation (in each case exclusive of base salary) earned by a Participant during the Performance Year, as a result of the Participant’s production credit level, or such other similar items of compensation as the Administrator shall designate as “Adjusted Compensation“ for purposes of this Plan.

“Administrator” means the Corporate Benefits Committee of Bank of America Corporation or its functional successor, or any other person or committee designated as Administrator of the Plan by the Administrator.

“Affiliate” means any corporation, partnership, or other organization of which ML & Co. owns or controls, directly or indirectly, not less than 50% of the total combined voting power of all classes of stock or other equity interests.

“Annual Charge” means the charge to a Participant’s Account provided for in Section 3.4(f).

“Available Balance” means amounts in a Participant‘s Account that are indexed to liquid Benchmark Return Options after the Account‘s Debit Balance has been reduced to zero.

“Benchmark Return Options” means such investment vehicles as the Administrator may from time to time designate for the purpose of indexing Accounts hereunder. In the event a Benchmark Return Option ceases to exist or is no longer to be a Benchmark Return Option, the Administrator may designate a substitute Benchmark Return Option for such discontinued option.

“Board of Directors” means the Board of Directors of ML & Co.

“Cash Compensation” means (1) salary in the Performance Year plus Variable Incentive Compensation earned in the reference year and paid prior to March 15 of the next Performance Year or (2) (for Financial Advisors and other employees receiving Adjusted Compensation) base salary plus Adjusted Compensation paid in the Performance Year.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Company” means ML & Co. and all of its subsidiaries.

“Compensation” means, as relevant, a Participant’s Adjusted Compensation, Variable Incentive Compensation, or such other items or items of compensation as the Administrator, in his or her sole discretion, may specify in a particular instance.

“Debit Balance” means, as of any date, the dollar amount, if any, representing the accrued aggregate Annual Charge not deducted from the Liquid Balance.

“Deferral Percentage” means the percentage (which, unless the Administrator, in his or her sole discretion, determines otherwise, shall be in whole percentage increments and not more than 90%) specified by the Participant to be the percentage of each payment of Compensation he or she wishes to defer under the Plan.

“Deferred Amounts” means, except as provided in Section 5.6, the amounts of Compensation actually deferred by the Participant under this Plan.

“Election Year” means the 2009 calendar year.

“Eligible Compensation” means (A) a Participant’s base earnings and/or Adjusted Compensation for the period from October 1, 2008 to September 30, 2009, plus (B) any cash bonus awarded for performance in 2008.

“Eligible Associate” means an associate eligible to defer amounts under this Plan, as determined under Section 2.1 hereof.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

“Excess Deferred Amounts” means the amount, if any, of a Participant’s Deferred Amounts in excess of the lesser of 10% of the Participant’s Compensation or $300,000.

“Fiscal Month” means the monthly period used by ML & Co. for financial accounting purposes.

“Fiscal Year” means the annual period used by ML & Co. for financial accounting purposes.

“Full-Time Domestic Associate” means a full-time associate of the Company paid from the Company’s domestic based payroll (other than any U.S. citizen or “green card” holder who is employed outside the United States).

“Full-Time Expatriate Associate” means a U.S. citizen or “green card” holder employed by the Company outside the United States and selected by the Administrator as eligible to participate in the Plan (subject to the other eligibility criteria).

“Hedge Fund Return Option” means one or more hedge funds that are chosen by the Administrator to be offered in the Plan Year – with such limitations as may be required – to eligible Participants as Benchmark Return Options.

“Hedge Fund Unit(s)” means the record-keeping units credited to the Accounts of Participants who have chosen one or more Hedge Fund Return Options.

“Income Builder Return Option” means the option of receiving returns hereunder equal to the yield of the weighted average insurance company crediting rate from the corporate owned life insurance (COLI) insurance carrier(s) used by Merrill Lynch plus 50 basis points (or its successor). Such yield shall be set annually as of the last business day of each calendar year, shall remain in effect until the last business day of the following calendar year, and shall be credited annually. If the weighted average return is no longer in existence, a new crediting index rate for the Income Builder Return Option will be chosen by the Administrator.

“Liquid Balance” means, as of any date, the Deferred Amounts credited to a Participant’s Account, not including amounts that are indexed to Hedge Funds adjusted (either up or down) to reflect: (1) the performance of the Participant’s Mutual Fund Return Option balances or the Income Builder Return Option, as provided in Section 3.4; (2) reduction of any Debit Balance; and (3) any payments to the Participant under Article V hereof.

“Maximum Deferral” means the whole dollar amount specified by the Participant to be the amount of Compensation he or she elects to be deferred under the Plan.

“ML & Co.” means Merrill Lynch & Co., Inc.

“Mutual Fund Return Options” means the mutual funds chosen as Benchmark Return Options by the Administrator.

“Net Asset Value” means, with respect to each Benchmark Return Option that is a mutual fund or other commingled investment vehicle for which such values are determined in the normal course of business, the net asset value, on the date in question, of the vehicle for which such value is being determined.

“Participant” means an Eligible Associate who has elected to defer Compensation under the Plan.

“Performance Year” means the 2010 calendar year.

“Plan” means this Merrill Lynch & Co., Inc. 2010 Performance Year Deferred Compensation Plan.

“Retirement” means a Participant’s (i) termination of employment for reasons other than for cause on or after the Participant’s 65th birthday, or (ii) termination of employment on or after the Participant's 55th birthday if the Participant has at least 10 years of service, or (iii) termination of employment for reasons other than cause on or after (A) having completed at least five (5) years of service and (B) reaching any age, that, when added to a Participant’s service (in each case, expressed as completed years and completed months), equals at least 60.

“Selected Benchmark Return Option” means a Benchmark Return Option selected by the Participant in accordance with Section 3.4.

“Variable Incentive Compensation” means the variable incentive compensation or office manager incentive compensation that is paid in cash to certain associates of the Company generally in February of the year following the Performance Year, which for purposes of this Plan is considered earned during the Performance Year regardless of when it is actually paid to the Participant, or such other similar items of compensation as the Administrator shall designate as “Variable Incentive Compensation” for purposes of this Plan.

“401(k) Plan” means the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan.

ARTICLE II

ELIGIBILITY

2.1	Eligible Associates.

(a) General Rule. An individual is an Eligible Associate if he or she (i) is a Full-Time Domestic Associate or a Full-Time Expatriate Associate, (ii) has at least $300,000 of Eligible Compensation for the year prior to the Election Year, and (iii) has attained the title of Vice President or higher or performs a function deemed by the Administrator to be equivalent to those performed by a Vice President.

(b) Disqualifying Factors. An individual shall not be an Eligible Associate if as of the deadline for submission of elections specified in Section 3.1(a), the individual's wages have been attached or are being garnished or are otherwise restrained pursuant to legal process, or (ii) within 7 months prior to the deadline for submission of elections specified in Section 3.1(a), the individual has made a hardship withdrawal of Elective 401(k) Deferrals as defined under the 401(k) Plan.

Article III

DEFERRAL ELECTIONS; ACCOUNTS

3.1	Deferral Elections.

(a) Timing and Manner of Making of Elections. An election to defer Compensation for payment in accordance with Article V shall be made by submitting to the Administrator such forms as the Administrator may prescribe in whatever manner that the Administrator directs. Each election submitted must specify a Maximum Deferral and a Deferral Percentage with respect to each category of Compensation to be deferred. All elections by a Participant to defer Compensation under the Plan must be received by the Administrator or such person as he or she may designate for the purpose by no later than December 18 of the Election Year or, in the event such date is not a business day, the immediately preceding business day. Any election to defer Compensation that will be indexed to a Hedge Fund Return Option shall include a Participant-selected specified payment date for which such amounts deferred shall be paid in a lump sum, irrespective of any termination of employment, death, disability or unforeseen emergency circumstance.

(b) Irrevocability of Deferral Election. Except as provided in Section 5.5, generally, an election to defer the receipt of any Compensation made under Section 3.1(a) is irrevocable once submitted to the Administrator or his or her designee. The Administrator’s acceptance of an election to defer Compensation shall not, however, affect the contingent nature of such Compensation under the plan or program under which such Compensation is payable.

(c) Application of Election. The Participant’s Deferral Percentage will be applied to each payment of Compensation to which the Participant’s deferral election applies, provided that the aggregate of the Participant’s Deferred Amounts shall not exceed the Participant’s Maximum Deferral. If a Participant has made deferral elections with respect to more than one category of Compensation, this Section 3.1(c) shall be applied separately with respect to each such category.

3.2	Crediting to Accounts.

(a) Initial Deferrals. A Participant’s Deferred Amounts will be credited to the Participant’s Account as soon as practicable (but in no event later than the end of the following month) after the last day of the Fiscal Month during which such Deferred Amounts would, but for deferral, have been paid and will be accounted for in accordance with Section 3.4. No interest will accrue, nor will any adjustment be made to an Account, for the period until the Deferred Amounts are credited.

(b) Hedge Fund Return Options. A Participant’s Deferred Amounts will be credited to the Participant’s Account monthly (subject to the terms of the underlying hedge fund with respect to receipt of investor capital). A Participant’s Account will be credited with a number of units determined by dividing by the unit value for the relevant Hedge Fund by the portion of the Account Balance that the Participant has elected to allocate to the Hedge Fund Return Option. No interest will accrue, nor will any adjustment be made to an Account, for the period until the Deferred Amounts are credited.

3.3	Requirements for Deferral.

Notwithstanding any other provision of this Plan, no deferral will be effected under this Plan with respect to a Participant if the Participant is not an Eligible Associate as of December 31, 2009.

3.4	Return Options; Adjustment of Accounts.

(a) Selection of Mutual Fund Return Options and Income Builder Return Option. Coincident with the Participant’s election to defer Compensation, the Participant must select the percentage of the Participant’s Account to be adjusted to reflect the performance of Mutual Fund Return Options and the Income Builder Return Option, for use when a Participant’s Account has a Liquid Balance. All elections shall be in multiples of 1%. A Participant may, by complying with such procedures as the Administrator may prescribe on a uniform and nondiscriminatory basis, including procedures specifying the frequency with respect to which such changes may be effected (but not more than 12 times in any calendar year), change the Selected Benchmark Return Options to be applicable with respect to his or her Account. Notwithstanding the foregoing, (i) a Participant may not elect to index more than the lesser of 10% of the Participant’s Compensation or $300,000 to the performance of the Income Builder Return Option, (ii) no amounts initially indexed to the performance of the Income Builder Return Option may subsequently be changed to another Selected Benchmark Return Option, and (iii) no amounts initially indexed to the performance of another Selected Benchmark Return Option may subsequently be changed to the Income Builder Return Option.

(b) Selection of Hedge Fund Return Options. In any year that a Hedge Fund Return Option is offered as a return option, an eligible Participant may select the Hedge Fund Return Option, provided that the selection of such return option is consistent with the Participant’s payment election under the terms of the Plan and applicable law. Upon the closing of a selected Hedge Fund Return Option, the selecting Participant will be subject to the following restrictions:

(i)

A Participant will not be able to change his or her selection of a Hedge Fund Return Option to a Mutual Fund Return Option until twelve (12) months following the date that such Hedge Fund Return Option has been credited to his or her Account Balance. Any transfer to a Mutual Fund Return Option will (a) only be permitted on a quarterly basis (after the aforementioned one year lockup period), (b) require ninety (90) days notice and (c) become effective only when the underlying hedge fund processes the transfer.

(ii)	The Hedge Fund Return Option will be transferred into a money market fund within eighteen (18) months prior to the Participant’s specified payment date, upon which the Participant may subsequently allocate such Account Balance to any Mutual Fund Return Options. The value of such Hedge Fund Return Option shall be based on the unit value of the relevant Hedge Fund Return Option immediately prior to such transfer.

(iii)	A Participant’s specified payment date may be extended by the Company for at least five (5) years in the event that such hedge fund experiences any liquidity difficulties; provided that any election to extend the payment date in this manner must be made at least one (1) year prior to the original payment date and will not be effective until one (1) year after it is made.

(iv)	Any other restrictions that the Plan may impose on the Hedge Fund Return Option, in its sole discretion, based on events relating to the underlying hedge funds.

(c) Adjustment of Income Builder Return Option Balances and Other Special Rules.

(i)	Crediting. The portion, if any, of a Participant’s Account Balance attributable to the Income Builder Return Option shall be credited annually to reflect the rate of return under such Return Option. Such amounts shall not be reduced by the annual fee.

(ii)	Death Benefit. In the event of a Participant’s death while still employed by the Company, the portion of the Participant’s Account Balance attributable to the Income Builder Return Option shall be credited with an additional investment return calculated as if such portion of the balances had been credited with the then current rate of return under the Income Builder Return Option until the later of the fifth anniversary of the Participant’s death or the date on which the Participant would have attained age 60. In order for the Participant’s balances to be eligible for this additional investment return, the Participant must provide consent to the Company (in accordance with rules and procedures established by the Administrator) if the Company chooses to purchase, and be the beneficiary of, one or more insurance policies on the Participant’s life. This amount will be paid to your beneficiary or your estate in a lump sum.

(d) Adjustment of Mutual Fund Return Balances. While the Participant’s Balances do not represent the Participant’s ownership of, or any ownership interest in, any particular assets, the Balances attributable to Mutual Fund Return Options shall be adjusted to reflect credits or debits relating to distributions from any Hedge Fund Return Options, or charge offs against the Debit Balance and to reflect the investment experience of the Participant’s Mutual Fund Return Options in the same manner as if investments or dispositions in accordance with the Participant’s elections had actually been made through the ML Benefit Services Platform and ML II Core Recordkeeping System, or any successor system used for keeping records of Participants’ Accounts (the “ML II System”). In adjusting Accounts, the Participant will give instructions to the ML Benefit Services Platform which will be reflected as credits or debits as of the weekly processing of such instructions through the ML II System. This processing shall control the timing and pricing of the notional investments in the Participant’s Mutual Fund Return Options in accordance with the rules of operation of the ML II System and its requirements for placing corresponding investment orders, as if orders to make corresponding investments or dispositions were actually to be made on the transaction processing date. In connection with the crediting of Deferred Amounts or distributions to the Participant’s Account and distributions from or debits to the Account, appropriate deferral allocation instructions shall be treated as received from the Participant prior to the close of transactions through the ML II System on the relevant transaction processing date. Each Mutual Fund Return Option shall be valued using the Net Asset Value of the Mutual Fund Return Option as of the relevant transaction processing date; provided, that, in valuing a Mutual Fund Return Option for which a Net Asset Value is not computed, the value of the security involved for determining Participants’ rights under the Plan shall be the price reported for actual transactions in that security through the ML II System on the relevant transaction processing date, without giving effect to any transaction charges or costs associated with such transactions; provided, further, that, if there are no such transactions effected through the ML II System on the relevant day, the value of the security shall be:

(i)	if the security is listed for trading on one or more national securities exchanges, the average of the high and low sale prices for that day on the principal exchange for such security, or if such security is not traded on such principal exchange on that day, the average of the high and low sales prices on such exchange on the first day prior thereto on which such security was so traded;

(ii)	if the security is not listed for trading on a national securities exchange but is traded in the over-the-counter market, the average of the highest and lowest bid prices for such security on the relevant day; or

(iii)	if neither clause (i) nor (ii) applies, the value determined by the Administrator by whatever means he or she considers appropriate in his or her sole discretion.

All debits and charges against a Participant’s Account shall be applied as a pro rata reduction of the portion of the Account Balance indexed to each of the Participant’s Mutual Fund Return Options and to the Hedge Fund Return Option.

(e) Adjustment of Hedge Fund Return Balances. Whenever a distribution is paid on an actual unit of a Hedge Fund Return Option, an amount equal to such per unit distribution times the number of units in the Participant’s Account will first be applied against any Debit Balance, as provided in Section 3.4(f), and then, if any portion of such distribution remains after the Debit Balance is reduced to zero, be credited to the Participant’s Account to be indexed initially to a money market fund and then to the Mutual Fund Return Option(s) chosen by the Participant.

(f) Annual Charge. As of the last day of each Fiscal Year or such earlier day in December as the Administrator shall determine, an Annual Charge of 2.0% of the Participant’s Excess Deferred Amounts (exclusive of any appreciation or depreciation determined under Sections 3.4(c), 3.4(d), or 3.4(e)) shall be applied to reduce the Account Balance.

In the event that all or any portion of the Account Balance is indexed to a Benchmark Return Option with less than daily liquidity, the Annual Charge, if any, will accrue as a Debit Balance and be paid out of future amounts credited to the Account Balance.

(i)	In the event that the Participant elects to have the Account Balance paid in installments, the Annual Charge for each installment will be determined when installments commence by dividing the Participant’s Excess Deferred Amounts by the number of installments to be paid. The result of this calculation will be assessed against each installment in each year that installments are paid.

(ii)	In the event that the Account Balance is paid out completely during a Fiscal Year prior to the date upon which the Annual Charge is assessed, a pro rata Annual Charge will be deducted from amounts to be paid to the Participant to cover that fraction of the Account Balance maintained during the Fiscal Year. The Annual Charge shall be applied as a pro rata reduction of the portion of the Account Balance indexed to each of the Participant’s Selected Benchmark Return Options. In applying the Annual Charge, the pricing principles set forth in Section 3.4(d) will be followed.

ARTICLE IV

STATUS OF DEFERRED AMOUNTS AND ACCOUNT

4.1	No Trust or Fund Created; General Creditor Status.

Nothing contained herein and no action taken pursuant hereto will be construed to create a trust or separate fund of any kind or a fiduciary relationship between ML & Co. and any Participant, the Participant’s beneficiary or estate, or any other person. Title to and beneficial ownership of any funds represented by the Account Balance will at all times remain in ML & Co.; such funds will continue for all purposes to be a part of the general funds of ML & Co. and may be used for any corporate purpose. No person will, by virtue of the provisions of this Plan, have any interest whatsoever in any specific assets of the Company. TO THE EXTENT

THAT ANY PERSON ACQUIRES A RIGHT TO RECEIVE PAYMENTS FROM ML & CO. UNDER THIS PLAN, SUCH RIGHT WILL BE NO GREATER THAN THE RIGHT OF ANY UNSECURED GENERAL CREDITOR OF ML & CO.

4.2	Non-Assignability.

The Participant’s right or the right of any other person to the Account Balance or any other benefits hereunder cannot be assigned, alienated, sold, garnished, transferred, pledged, or encumbered except by a written designation of beneficiary under this Plan, by written will, or by the laws of descent and distribution.

4.3	Effect of Deferral on Benefits Under Pension and Welfare Benefit Plans.

The effect of deferral on pension and welfare benefit plans in which the Participant may participate will depend upon the provisions of each such plan, as amended from time to time.

ARTICLE V

PAYMENT OF ACCOUNT

5.1	Manner of Payment.

(a) General. A Participant’s Account Balance will be paid by the Company, as elected by the Participant at the time of his or her deferral election, either in a single payment to be made, or in the number of annual installments (not to exceed 15) chosen by the Participant to commence, (i) in the month following the month of the Participant’s Retirement or death, (ii) in any month and year selected by the Participant after the end of 2010, or for deferrals of cash bonus a month and year after 2011 or (iii) in any month in the calendar year following the Participant’s Retirement; provided that, if a Participant’s election would result in payment (in the case of a single payment) or commencement of payment (in the case of installment payments) after the Participant’s 70th birthday, then, notwithstanding the Participant’s elections, the Company will pay, or commence payment of, the Participant’s Account Balance in the month following the Participant’s 70th birthday unless the Participant continues to be an active full time associate at such time, in which case the Company will pay, or commence payment of, the Participant’s Account Balance in the month following the Participant’s cessation of active service (to the extent payment has not already been made or commenced). The amount of each annual installment, if applicable, shall be determined by multiplying the Account Balance as of the last day of the month immediately preceding the month in which the payment is to be made by a fraction, the numerator of which is one and the denominator of which is the number of remaining installment payments (including the installment payment to be made). Notwithstanding the foregoing, if a Participant indexes any portion of his or her Account Balance to the Income Builder Return Option, the Participant may make separate payment elections with respect to the portion of his or her Account Balance indexed to the Income Builder Return Option and the remainder of such Account Balance.

(b) Payment of Hedge Fund Return Option Account Balances. Notwithstanding anything in the Plan to the contrary, if a Participant elects the Hedge Fund Return Option, (i) the Participant is required to choose a specified payment date at the time of such election, (ii) the portion of the Account Balance attributable to initial election of the Hedge Fund Return Option shall be paid out in one lump sum on such specified payment date, in accordance with the process set forth in Section 3.4(b) and irrespective of whether all or any portion of such Account Balance is allocated to another Benchmark Return Option as of such specified payment date and (iii) no Participant’s termination of employment, death, disability or unforeseeable emergency shall accelerate the payment of any amounts initially deferred under the Hedge Fund Return Option.

(c) Deferral of Payment of Hedge Fund Return Option Account Balances. The Company will have the option, not later than one year in advance of the date a Participant would have otherwise been paid, of extending a Participant’s specified payment date until a date that is at least five years from his or her original specified payment date in the event that the hedge fund underlying a Hedge Fund Return Option is experiencing liquidity constraints; however, such election by the Company shall not be effective for any purpose until one year after it is made.

5.2	Termination of Employment.

(a) Death or Retirement. Subject to Section 5.2(b)(2), upon a Participant’s Retirement (as defined in this Plan) prior to payment, the Account Balance will be paid, in accordance with the Participant’s elections and as provided in Section 5.1, to the Participant. Upon the death of a Participant prior to payment, the Account Balance will be paid to the Participant’s beneficiary either in accordance with his or her elections if he or she has elected 10 or more installment payments or in a lump sum if he or she has not elected 10 or more installment payments; provided, however, that in the event that the Participant is entitled to the Death Benefit, the applicable portion of the Account Balance will promptly be paid in a single payment to such beneficiary notwithstanding any election of installment payments and provided, further, that, if no beneficiary has been designated, all payments will be made in a lump sum to the Participant’s estate.

(b) Other Termination of Employment; Treatment of Key Employees

(1) Subject to Section 5.2(b)(2), if a Participant’s employment terminates at any time for any other reason than those described in Section 5.2(a), then, notwithstanding the Participant’s elections hereunder, any Available Balance other than those benchmarked to Hedge Fund Return Options will be paid to the Participant in a single payment in the month following the month of the Participant’s termination.

(2) If a Participant’s employment terminates at any time while the Participant constitutes a specified associate within the meaning of section 409A of the Code, then, notwithstanding the Participant’s elections hereunder, any Available Balance will be paid to the Participant (or to the Participant’s beneficiary, in the event of death) in a single payment in the month following the earlier of (i) the six-month anniversary of the Participant’s termination or (ii) the month of the Participant’s death.

(c) Leave of Absence, Transfer or Disability. Subject to the limitations imposed by Internal Revenue Code Section 409A, a Participant’s employment will not be considered as terminated if the Participant (1) is on an approved leave of absence; (2) transfers or is transferred but remains in the employ of the Company or an unconsolidated affiliate; or (3) is eligible to receive disability payments.

5.3	Withholding of Taxes.

ML & Co. will deduct or withhold from any payment to be made or deferred hereunder any U.S. Federal, state or foreign income or employment taxes required by law to be withheld or require the Participant or the Participant’s beneficiary to pay any amount, or the balance of any amount, required to be withheld.

5.4	Beneficiary.

(a) Designation of Beneficiary. The Participant may designate, in writing delivered to the Administrator or his or her designee before the Participant’s death, a beneficiary to receive payments in the event of the Participant’s death. The Participant may also designate a contingent beneficiary to receive payments in accordance with this Plan if the primary beneficiary does not survive the Participant. The Participant may designate more than one person as the Participant’s beneficiary or contingent beneficiary, in which case (i) no contingent beneficiary would receive any payment unless all of the primary beneficiaries predeceased the Participant, and (ii) the surviving beneficiaries in any class shall share in any payments in proportion to the percentages of interest assigned to them by the Participant.

(b) Change in Beneficiary. The Participant may change his or her beneficiary or contingent beneficiary (without the consent of any prior beneficiary) in writing delivered to the Administrator or his or her designee before the Participant’s death. Unless the Participant states otherwise in writing, any change in beneficiary or contingent beneficiary will automatically revoke prior such designations of the Participant’s beneficiary or of the Participant’s contingent beneficiary, as the case may be, under this Plan only; and any designations under other deferral agreements or plans of the Company will remain unaffected.

(c) Default Beneficiary. In the event that a Participant does not designate a beneficiary, or no designated beneficiary survives the Participant, the Participant’s beneficiary shall be the Participant’s surviving spouse, if the Participant is married at the time of his or her death and not subject to a court-approved agreement or court decree of separation. If the Participant has not designated a beneficiary or has no surviving beneficiary and the Participant is unmarried, any amounts payable under the Plan will be paid to the Participant’s estate.

(d) If the Beneficiary Dies During Payment. If a beneficiary who is receiving or is entitled to receive payments hereunder dies after the Participant dies, but before all the payments have been made, the portion of the Account Balance to which that beneficiary was entitled will be paid as soon as practicable in one lump sum to such beneficiary’s estate and not to any contingent beneficiary the Participant may have designated.

5.5	Distributions Upon Unforeseeable Emergency.

ML & Co. has the sole discretion, but shall not be required, to pay to the Participant, on such terms and conditions as the Administrator may establish, such part or all of the Participant’s Account Balance as the Administrator determines (other than any portion benchmarked to Hedge Fund Return Options), based upon substantial evidence submitted by the Participant, is necessary to alleviate an unforeseeable emergency of the Participant. An unforeseeable emergency is defined as a severe financial hardship to the Participant (i) resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent (as defined in section 152(a) of the Code, (ii) loss of the Participant’s property due to casualty, or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. The amount of the distribution shall not exceed the amount needed to satisfy the emergency plus taxes reasonably anticipated as a result of the distribution. A distribution shall not be allowed to the extent that the emergency may be relieved through reimbursement or compensation by insurance or otherwise, or by liquidation of the Participant’s assets (to the extent such liquidation would not itself cause a severe financial hardship). Such payment will be made only at the Participant’s written request and with the express approval of the Administrator and will be made on the date selected by the Administrator in his or her sole discretion. The balance of the Account, if any, will continue to be governed by the terms of this Plan.

5.6	Domestic Relations Orders.

Notwithstanding the Participant’s elections hereunder, ML & Co. will pay to, or to the Participant for the benefit of, the Participant’s spouse or former spouse the portion of the Participant’s Account Balance specified in a valid court order entered in a domestic relations proceeding involving the Participant’s divorce or legal separation. Such payment will be made in a lump sum and net of any amounts the Company may be required to withhold under applicable federal, foreign, state or local law. Such payment will be made in a lump sum less any withholdings, with the timing of such payment dependent on the liquidity of the benchmark chosen by the Participant. After such payment, references herein to the Participant’s “Deferred Amounts” (except for purposes of determining the Annual Charge applicable to any remaining Account Balance) shall mean the Participant’s original Deferred Amounts times an amount equal to one minus a fraction, the numerator of which is the gross amount (prior to withholding) paid pursuant to the order, and the denominator of which is the Participant’s Account Balance immediately prior to payment.

5.7	No Actions Permitted that Would Cause Constructive Receipt or Violate Section 409A of the Code.

Notwithstanding any provision of the Plan to the contrary, no deferral election, payment election, modification of any election under the Plan or other action with respect to the Plan shall be permitted to the extent that such election, modification or other action would violate any requirement of section 409A of the Code or would cause any Participant or Beneficiary to be in constructive receipt of any amount hereunder.

ARTICLE VI

ADMINISTRATION OF THE PLAN

6.1	Powers of the Administrator.

The Administrator has full power and authority to interpret, construe and administer this Plan so as to ensure that it provides deferred compensation for the Participants as members of a select group of management or highly compensated employees within the meaning of Title I of ERISA. The Administrator’s interpretations and construction hereof, and actions hereunder, including any determinations regarding the amount or recipient of any payments, will be binding and conclusive on all persons for all purposes. The Administrator will not be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan unless attributable to his or her willful misconduct or lack of good faith. The Administrator may designate persons to carry out the specified responsibilities of the Administrator and shall not be liable for any act or omission of a person as designated.

6.2	Grantor Trust.

Creation of Trust. The Administrator shall be empowered (but shall not be required) to create a grantor trust to hold assets representing the amounts deferred under this Plan on such terms and conditions as the Administrator shall approve. The trustee of the grantor trust shall be a party unaffiliated with the Company.

6.3	Claims Procedure.

Any claims under the Plan by a Participant or a beneficiary shall be made in accordance with the claims procedures as set forth in the 401(k) Plan.

6.4	Payments on Behalf of an Incompetent.

If the Administrator finds that any person who is entitled to any payment hereunder is a minor or is unable to care for his or her affairs because of disability or incompetency, payment of the Account Balance may be made to anyone found by the Administrator to be the committee or other authorized representative of such person, or to be otherwise entitled to such payment, in the manner and under the conditions that the Administrator determines. Such payment will be a complete discharge of the liabilities of ML & Co. hereunder with respect to the amounts so paid.

6.5	Corporate Books and Records Controlling.

The books and records of the Company will be controlling in the event that a question arises hereunder concerning the amount of Incentive Compensation, Eligible Compensation, the Deferred Amounts, the Account Balance, the designation of a beneficiary, or any other matters.

ARTICLE VII

MISCELLANEOUS PROVISIONS

7.1	Litigation.

The Company shall have the right to contest, at its expense, any ruling or decision, administrative or judicial, on an issue that is related to the Plan and that the Administrator believes to be important to Participants, and to conduct any such contest or any litigation arising therefrom to a final decision.

7.2	Headings Are Not Controlling.

The headings contained in this Plan are for convenience only and will not control or affect the meaning or construction of any of the terms or provisions of this Plan.

7.3	Governing Law.

To the extent not preempted by applicable U.S. Federal law, this Plan will be construed in accordance with and governed by the laws of the State of New York as to all matters, including, but not limited to, matters of validity, construction, and performance.

7.4	Amendment and Termination.

ML & Co. reserves the right to amend or terminate this Plan at any time, except that no such amendment or termination shall adversely affect the right of a Participant to his or her Account Balance (as reduced by the Annual Charge or the Debit Balance, as set forth in Section 3.4) as of the date of such amendment or termination.